FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2005

Pan American Silver Corp

(Translation of registrant's name into English)

1500-625 HOWE STREET
VANCOUVER BC CANADA V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Silver Corp

(Registrant)

By:/s/ Ross Beaty

(Signature)

Ross Beaty, Chairman and CEO

Date: July 11, 2005

NEWS RELEASE

July 11, 2005

PAN AMERICAN SILVER TO RELEASE SECOND QUARTER RESULTS
JULY 28, 2005

Vancouver, Canada - Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) will release its 2005 second quarter financial and operating results before market open on July 28, 2005 and will host a conference call to discuss them at 8:00 am Pacific time (11:00 am Eastern). North American residents dial toll-free to 1-877-825-5811.  International participants please dial 1-973-582-2767. The call may also be accessed from the home page of the Company’s website at www.panamericansilver.com. It will be available for replay for one week after the call by dialling 1-877-519-4471 and using replay pin number 6258416.

For Further Information Contact:

Brenda Radies, Vice-President Corporate Relations (604) 806-3158

- End -

1500-625 HOWE STREET, VANCOUVER, BC CANADA V6C 2T6.  TEL 604.684.1175   FAX 604.684.0147